SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PacWest Bancorp

(Exact name of registrant as specified in its charter)

Delaware	33-0885320
(State of incorporation or organization)	(IRS Employer Identification No.)

10250 Constellation Blvd., Suite 1640
Los Angeles, California 90067
(310) 286-1144

(Address of principal executive offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b)  of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Stock Purchase Rights	NASDAQ Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.                                                         Description of Registrant’s Securities to be Registered.

On April 7, 2014, the Board of Directors (the “Board”) of PacWest Bancorp, a Delaware corporation (“PacWest”), adopted a Tax Asset Protection Plan (the “Plan”) with Wells Fargo Bank, National Association, as Rights Agent.  CapitalSource Inc. (“CapitalSource”) merged with and into PacWest (the “Merger”), on April 7, 2014, prior to the adoption of the Plan.  Subsequent to the Merger, PacWest and certain of its subsidiaries have approximately $198 million in net operating loss carryforwards and certain other tax assets (collectively, the “NOLs”) for U.S. federal income tax purposes.

The Plan is designed to mitigate the potential for an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and thereby preserve PacWest’s ability to utilize the NOLs to offset future taxable income.  The Plan is similar to the Tax Benefit Preservation Plan adopted by CapitalSource on July 22, 2013 and is required by the Agreement and Plan of Merger, dated as of July 22, 2013, as amended, between PacWest and CapitalSource.  If PacWest were to experience an “ownership change” within the meaning of Section 382 of the Code, its ability to utilize the NOLs to offset future taxable income could be significantly limited.  In general, an ownership change would occur if PacWest’s “5-percent shareholders,” as defined under Section 382 of the Code, collectively increase their ownership of PacWest, in relation to their respective historical low points, by more than 50 percentage points over a rolling three-year period.

In connection with the adoption of the Plan, the Board declared a dividend of one preferred share purchase right (a “Right”) to purchase one ten-thousandth of a share of newly designated Series A Participating Preferred Stock (the “Preferred Stock”) for each share of PacWest common stock, par value $0.01 per share (the “Common Stock”) outstanding at the close of business on April 17, 2014 (the “Record Time”), or issued thereafter and prior to the Separation Time (as defined in the Plan).  In general, the Rights will work to impose a significant penalty upon any person or group which becomes the beneficial owner of 4.9% or more of the Common Stock or upon any 4.9% or greater holder which becomes the beneficial owner of additional shares of Common Stock, in each case, without the approval of the Board.  There is no guarantee, however, that the Plan will prevent PacWest from experiencing an ownership change, and therefore having a limitation on its ability to utilize its NOLs.

The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of PacWest, including, without limitation, the right to vote or to receive dividends.

As of April 7, 2014, after giving effect to the Merger, there were an estimated 103,254,421 shares of Common Stock issued (of which an estimated 102,041,212 shares were outstanding, an estimated 1,173,209 shares were held in treasury and 40,000 shares were subject to vesting restrictions pursuant to the PacWest Bancorp 2003 Stock Incentive Plan).

The Plan (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Preferred Stock) is an exhibit hereto and is incorporated herein by reference.  The description of the Rights is incorporated by reference herein to PacWest’s Current Report on Form 8-K, dated April 8, 2014 and is qualified in its entirety by reference to the Plan and such exhibits thereto.

Item 2.                                                         Exhibits.

See Exhibit Index

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PacWest Bancorp

	By:	/s/ Jared M. Wolff
		Name:	Jared M. Wolff
		Title:	Executive Vice President

Date: April 8, 2014

EXHIBIT INDEX

Exhibit No.	Description

(1)

Tax Asset Protection Plan, dated as of April 7, 2014, between PacWest Bancorp and Wells Fargo Bank, National Association, as Rights Agent (incorporated by reference to Exhibit 4.1 to PacWest Bancorp’s Current Report on Form 8-K, dated April 8, 2014).

(2)

Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Tax Asset Protection Plan (incorporated by reference to Exhibit 4.1 to PacWest Bancorp’s Current Report on Form 8-K, dated April 8, 2014).

(3)

Form of Certificate of Designation and Terms of Series A Participating Preferred Stock, included in Exhibit B to the Tax Asset Protection Plan (incorporated by reference to Exhibit 4.1 to PacWest Bancorp’s Current Report on Form 8-K, dated April 8, 2014).